September 27, 2012

VIA SEDAR

Securities Commission of Newfoundland and Labrador
Alberta Securities Commission
Ontario Securities Commission
British Columbia Securities Commission

Dear Sirs/Mesdames:

Re:

CanAlaska Uranium Ltd. (the “Company”)

Report of Voting Results pursuant to Section 11.3 of

National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”)

In accordance with Section 11.3 of NI 51-102, this report briefly describes the matters voted upon and the outcome of the votes and the Annual General and Special Meeting of Shareholders of the Company held on September 27, 2012.

1.

Setting the Number of Directors at Six

According to proxies received and a vote conducted by a show of hands, the resolution regarding the setting of the number of directors at six was passed.

2.

Election of Directors

According to proxies received and a vote conducted by a show of hands, the following directors were elected to the board of directors of the Company:

Peter Dasler

Hubert Marleau

Jean Luc Roy

Amb. Thomas Graham Jr.

Victor Fern

Michael Riley

3.

Appointment and Remuneration of Auditor

According to proxies and a vote conducted by a show of hands, the resolution regarding the appointment and remuneration of Deloitte & Touche LLP, Chartered Accountants as the Company’s auditors was passed.

4. Amendment of Stock Option Plan*

According to proxies received and a vote conducted by a show of hands, the resolution regarding the amendment of the Company’s Stock Option Plan was passed.

Votes For	Votes Against	% of Votes For	% of Votes Against
1,650,250	491,630	77	23

5.

Shareholders Rights Plan

According to proxies received and a vote conducted by a show of hands, the resolution regarding the approval of the Company’s Shareholders Rights Plan was passed.

*As required by the rules of the Toronto Stock Exchange, this resolution was passed by a disinterested shareholder vote.

Yours truly,

CANALASKA URANIUM LTD.

“Dianne Szigety”

_______________________________

Dianne Szigety

Corporate Secretary